05053261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING RECEIVED MAY 03 2005 WASH, D.C. 202 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Pepco Holdings, Inc.
Exact name of registrant as specified in charter

0001135971
Registrant CIK Number

Form U5S For 12-31-04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-359
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 12 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, State of DC, May 2, 2005 ______, 19____.

Pepco Holdings, Inc.
(Registrant)

By: Karen Almquist
(Name and Title)

Karen G. Almquist
Assistant Treasurer & Assistant Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 19____, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

Pepco Holdings, Inc.
2004 Form U5S

Form SE Exhibit Index

CONSOLIDATING FINANCIAL STATEMENTS

Consolidating Statement of Income for the Year Ended December 31, 2004

Consolidating Balance Sheet as of December 31, 2004

Consolidating Statement of Cash Flows for the Year Ended December 31, 2004

Consolidating Statement of Retained Earnings for the Year Ended December 31, 2004

FINANCIAL STATEMENTS FOR WHOLLY OWNED INACTIVE COMPANIES

Balance Sheet as of December 31, 2004

Income Statements for the Year Ended December 31, 2004

FINANCIAL STATEMENTS FOR MATERIAL COST-BASED INVESTMENTS

Balance Sheet as of December 31, 2004

Income Statements for the Year Ended December 31, 2004